CORRESP

                            McLaughlin & Stern, LLP

                               260 Madison Avenue
                            New York, New York 10016
                                 (212) 448-1100
                               Fax (212) 448-0066

        DAVID W. SASS                                      Millbrook Office
           Partner                                         Franklin Avenue
  Direct Phone: (212) 448-6215                              P.O. Box 1369
   Direct Fax: (212) 448-6277                          Millbrook, New York 12545
E-Mail: dsass@mclaughlinstern.co                           (845) 677-5700
                                                          Fax (845) 677-0097


                                            January 11, 2008



Mr. William Choi
Ms. Yong Kim
Division of Corporation Finance/AD2
100 F Street, NE
Washington D.C. 20549 - 3561

                     Re:   ICTS International N.V.
                           Form 20-F for the Fiscal Year ended December 31, 2006
                           Filed: July 17, 207
                           File No: 0-28542

Dear Mr. Choi and Ms. Kim:

      Thank you for your letter dated December 31, 2007. On behalf of the Company, the following is the Company's responses and comments to the questions raised in your comment letter.

Form 20-F - for the year ended December 31, 2006.

Cover page

      1. The indications that you mentioned in your letter will be included in our future fillings.

Annual report page F-1

General

      2. Please see attached, the schedule for the activity in the allowance for doubtful accounts.


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Mc Laughlin & Stern, LLP
Page 2

Consolidated statements of changes in Shareholders' Equity (deficiency) Page F-7

      3. The additional paid-in capital $511,000 regarding employees options, which was included by mistake in the comprehensive loss, will be revised in future filings and the total comprehensive loss will be ($14,365,000).

Note 2 - Significant Accounting policies, page F-12
a.    Accounts receivable, page F-14

      4. The receivable of $3 million was recorded in our books based on legal opinion of our lawyer dealing with the TSA case. Our counsel has advised us that we have already one judgment against the TSA on the Short Notice Claim and that the only issue remaining is proof of damages for that claim. Counsel has estimated that the Company can prove damages of approximately $5 million on this claim. In addition, counsel had advised us that on the unpaid invoices claim the Company has presented compelling evidence to support that claim.

      On August 24, 2007 (after the 20-F was released) an agreement was reached between the Department of Labor ("DOL") and Huntleigh U.S.A. Corp. (subsidiary) whereby the liability of $7.3 million to the DOL which was recorded in our books will be reduced to $3 million. This amount will be due only after settlement with the TSA is reached whereby the TSA will cover this amount.

Note 14 - Commitments and Contingent liabilities, page F-35
b.    Contingent liabilities, page F-36

      5. The asset regarding the refund claim with the Internal Revenue Service is in the amount of $2.5 million was reversed in the 2006 financials and is included in the loss from the discontinued operations (see note 2 (U) (3)). Just recently we were notified informally by our tax advisors that the criminal investigation was terminated. We are expecting to receive a formal notification. The Company will be renewing its application to obtain the refund.

c.    Restrictions on Operations, page F-38

      6. No amounts were accrued regarding the dispute with Fraport A.G. International. Furthermore, on November 28, 2007, the Company reached an agreement with Fraport whereby each party fully released and discharged each other from current and future rights and claims. As part of the settlement no financial obligation to the Company occurred.

d.    Controls and procedures, page 47

      7 & 8. The Company carried out an evaluation under the supervision of the Managing Directors of the Company of the effectiveness of the design an operation of the company's disclosure controls and procedures for the year ended December 31, 2006. Based on such evaluation management concluded that, not withstanding certain weaknesses in the financial controls of a subsidiary that the disclosure controls and procedures were effected in a timely

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Mc Laughlin & Stern, LLP
Page 3

manner in alerting management to material information relating to the Company required to be included in Form 20-F and that information is recorded, processed, summarized as and when required.

      There are inherent limitations of the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

      There were no significant changes in our internal control over financing reporting that occurred during our most recently completely fiscal year ended December 31, 2006 that has affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions, except as previously disclosed.

      With respect to weaknesses in subsidiaries internal controls and procedures, we advise you that the Company has retained an outside independent consulting firm specializing in controls and procedures with an emphasis on 404 compliance to review all of the Company's procedures and controls and assist the Company in making such changes and improvements as may be necessary or required to assure that the Company has adequate control and procedures so that it will comply with Sarbanes-Oxley, Section 404.

      The Company is currently considered a non-accelerated filer pursuant to rule 12(b)-2 of the Exchange Act. Therefore the Company is not currently required to make statements regarding the effectiveness of internal controls over financial reporting, but expects that it will do so in its filing for the year ended December 31, 2007.

Exhibit 12.1

      9. The indications that you mentioned in your letter will be included in our future filings.

      On behalf of the Company we advise you that the Company acknowledges as follows:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Mc Laughlin & Stern, LLP
Page 4

      Should you require any additional information please contact the undersigned.

                        Sincerely yours,

                        MCLAUGHLIN & STERN, LLP


                        By:/s/ David W. Sass
                           ----------------------------------------------------
                           David W. Sass, Partner
       DWS/kmh

                    VALUATION AND QUALIFYING ACCOUNT SCHEUDLE
                           (in thousands of dollars)

-------------------------------------------------------------------------------------------------------------
             Balance as of      Additions charged to    Additions         Deductions        Balance as of
               January 1         costs and expenses     bad debts         write off          December 31
                                                        recoveries          debts
-------------------------------------------------------------------------------------------------------------
  2005           2,708                  600                 202             (2,273)              1,237
-------------------------------------------------------------------------------------------------------------
  2006           1,237                                      21               (264)                994
-------------------------------------------------------------------------------------------------------------